Concordia International Corp. Takes Next Step to Realign Its Capital Structure
By Commencing Proceedings Under the Canada Business Corporations Act

•
Concordia is seeking to reduce its existing secured and unsecured debt obligations by more than $2 billion, while significantly reducing its annual interest expense (the “Proposed Recapitalization Transaction”)

•	Canada Business Corporations Act (the “CBCA”) is a Canadian corporate statute allowing Canadian corporations to restructure certain debt obligations. The CBCA is not a bankruptcy or insolvency statute

•	Company intends to continue operating its business as usual during the CBCA proceedings while honouring its obligations to employees, suppliers and customers

OAKVILLE, ON, October 20, 2017 – Concordia International Corp. (“Concordia” and together with its subsidiaries, the "Company") (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on becoming a leader in European specialty, off-patent medicines, today announced that it has taken a further step in its previously announced efforts to realign its capital structure by commencing a court proceeding under the Canada Business Corporations Act (the “CBCA”).
Today’s disclosure follows an announcement on October 16, 2017, that the Company decided to use a 30-day grace period to defer the payment of approximately $26 million of interest on its $735 million unsecured notes.
The CBCA is a Canadian corporate statute that, among other things, allows Canadian corporations to restructure certain debt obligations. In most cases, a corporation working through a CBCA process will be able to complete a recapitalization transaction in a more efficient manner based on time, cost and other key factors. The CBCA is not a bankruptcy or insolvency statute.
Under the CBCA process, Concordia’s management will continue to lead day-to-day operations and operate its business as usual, while meeting its commitments to employees, suppliers and customers.
“The decision to use the CBCA process to achieve our financial goals was a strategic one that we believe will protect our business, preserve our cash, and give us extra time to negotiate with lenders to ensure we achieve the best possible transaction for our Company, employees, suppliers, customers and other business partners,” said Allan Oberman, Chief Executive Officer of Concordia. “We appreciate the ongoing cooperation of our lenders throughout this process and remain optimistic that we can reach a consensual transaction with them that we believe will allow us to move forward with all of the pillars of our DELIVER strategy in order to maximize the potential of Concordia.”

Concordia chose to initiate this process to support its Proposed Recapitalization Transaction that is expected to significantly reduce its outstanding debt and annual interest costs and position the business for longer-term growth.
The Proposed Recapitalization Transaction, which Concordia intends to implement through a corporate plan of arrangement under the CBCA (the “Plan of Arrangement”), would seek to reduce the Company’s existing secured and unsecured debt obligations by more than $2 billion. As a result, the Company’s annual interest expense also would be significantly reduced.
The Proposed Recapitalization Transaction may result in dilution of the outstanding common shares of the Company (with an associated impact on the value of such shares).  The extent of such dilution, although unknown at this time, may be sizable. Concordia is continuing discussions with its lenders and their respective advisors to finalize the terms of the Proposed Recapitalization Transaction.
The Company had approximately $340 million of cash on hand as of September 30, 2017, and has sufficient liquidity in the near term to operate its business and meet its ordinary course financial commitments, including without limitation, to its employees, suppliers and customers, while it works to achieve its financial objectives.
In connection with the actions announced today, the following payments owed to unsecured lenders will not be paid as scheduled, and are instead expected to be addressed as part of the Proposed Recapitalization Transaction: approximately $26 million interest payment due on October 16, 2017 under Concordia’s 7.00% unsecured senior notes, as was previously announced; approximately $34 million of principal and accrued interest due on October 20, 2017 under the Company’s unsecured, two-year equity bridge facility; and approximately $2.5 million under Concordia’s unsecured, extended bridge facility due on October 23, 2017. Concordia does intend to continue to make scheduled, ordinary course interest and amortization payments under its secured debt instruments, as applicable.
Concordia has obtained a preliminary interim order from the Ontario Superior Court of Justice (the “Court”) which, among other things, grants an interim stay of proceedings in favour of Concordia and certain of its subsidiaries to protect them against any defaults and related steps or actions that may result from Concordia’s decision to initiate CBCA proceedings and any defaults under its debt documents.
Concordia intends to host the CBCA Recapitalization documents on its website in the Investors section.
Completion of the Proposed Recapitalization Transaction will be subject to, among other things, approval of the Plan of Arrangement by the applicable security holders of Concordia; other approvals that may be required by the Court, NASDAQ and/or the Toronto Stock Exchange; Court approval; and the receipt of all necessary regulatory approvals. Once approved, the Plan of Arrangement is binding for all holders of secured debt, unsecured debt and shares of Concordia.
Further information about the Proposed Recapitalization Transaction will be made available on SEDAR (www.sedar.com), EDGAR (www.sec.gov/edgar.shtml) and Concordia’s website (www.concordiarx.com). Additional information and key dates in connection with the Proposed Recapitalization Transaction, including with respect to the proceedings under the CBCA, will be made publicly available by Concordia.
This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent an exemption from registration under the Securities Act of 1933.

About Concordia
Concordia is an international specialty pharmaceutical company with a diversified portfolio of more than 200 patented and off-patent products, and sales in more than 90 countries. Going forward, the Company is focused on becoming a leader in European specialty, off-patent medicines.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information:
This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to the Company’s ability to operate in the ordinary course, discussions with Concordia’s lenders and their advisors with respect the proposed recapitalization transaction, a proposed recapitalization transaction, the completion of a proposed recapitalization transaction including obtaining any necessary approvals and the expected timing thereof, reducing the Company’s existing debt and interest expense (including the amounts thereof), positioning the Company for long-term growth, executing the Company’s DELIVER strategy, the Company’s available liquidity to operate its business and meet its financial commitments (including commitments to employees, customers, suppliers and business partners), the benefits of the CBCA process, proceedings under the CBCA including with respect to CBCA proceedings compared to proceedings under bankruptcy and insolvency statutes, the ability of the CBCA process to protect the Company’s business, preserve Concordia’s cash and/or give Concordia additional time to negotiate with its lenders, optimism about the ability to reach a consensual transaction with the Company’s lenders that would enable Concordia to move forward with all of the pillars of the Company’s DELIVER strategy in order to maximize the potential of Concordia, Concordia’s intention to make scheduled interest and amortization payments, Concordia’s management continuing to lead day-to-day operations, achieving the best possible recapitalization transaction, reaching a consensual transaction with holders of the Company’s debt, maximizing Concordia’s potential, implementing a Plan of Arrangement, issuing new equity, the allocation of any new equity and the dilution of the Company’s outstanding common shares, the expected value of the Company’s existing equity following the completion of a recapitalization transaction, addressing certain payments as part of a proposed recapitalization transaction, protection for the Company and its subsidiaries against defaults and any related steps or actions under CBCA proceedings and the focus on becoming a leader in European specialty, off-patent medicines. The forward‐looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with a proposed recapitalization transaction including the inability to complete a proposed recapitalization transaction or complete a proposed recapitalization transaction in a timely or efficient manner, the inability to reduce the Company’s debt and/or interest payments, the inability to position the Company for long-term growth, the inability to execute the DELIVER strategy, the Company’s available liquidity being insufficient to operate its business and meet its financial commitments (including commitments to employees, customers, suppliers and business partners), proceedings under the CBCA, Concordia’s management no longer leading day-to-day operations, the inability to achieve the best possible recapitalization transaction, the inability to reach a consensual transaction with holders of the Company’s debt, the inability to maximize Concordia’s potential, Concordia’s failure to make scheduled interest and amortization payments (which could result in a loss of the protections afforded by the CBCA process (including the stay of proceedings thereunder), the inability to negotiate with

Concordia’s lenders, the CBCA process not providing the protection sought by Concordia, the inability of the CBCA process to preserve Concordia’s cash, the inability to implement a Plan of Arrangement, the risks associated with issuing and allocating new equity including the possible dilution of the Company’s outstanding common shares, the value of existing equity following the completion of a recapitalization being limited or having no value, the inability to address certain payments as part of a proposed recapitalization, the inability of CBCA proceedings to protect the Company and its subsidiaries against defaults and any related steps or actions, Concordia defaulting on its obligations (including under its debt agreements) which could result in Concordia having to file for bankruptcy or insolvency, Concordia being put into an insolvency or bankruptcy proceeding as a result of not making the payments described herein, the Company’s inability to become a leader in European specialty, off-patent medicines, Concordia’s securities, increased indebtedness and leverage, Concordia’s growth, risks associated with the use of Concordia’s products, the inability to generate cash flows, revenues and/or stable margins, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia’s outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with distribution agreements, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, legislative changes (including, without limitation, the U.K. Health Service Medical Supplies (Costs) Act), economic factors, market conditions, risks associated with growth and competition, the failure to obtain regulatory approvals, the equity and debt markets generally, general economic and stock market conditions, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), political risks (including changes to political conditions), risks associated with the United Kingdom’s exit from the European Union (including, without limitation, risks associated with legislative changes, regulatory changes in the pharmaceutical industry, changes in cross‐border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia’s filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward‐looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward‐looking statement or information can be guaranteed. Except as required by applicable securities laws, forward‐looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward‐looking statement or information, whether as a result of new information, future events, or otherwise.

For more information please contact:

Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com